UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2005

Commission File Number 001-16429

ABB Ltd

(Translation of registrant’s name into English)

P.O. Box 1831, Affolternstrasse 44, CH-8050, Zurich, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indication by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                         .

This Form 6-K consists of the following:

1.	Press Release of ABB Ltd (the "Company"), dated December 19, 2005, regarding confirmation by the U.S. Bankruptcy Court of the plan of reorganization for Combustion Engineering.

For your business and technology editors

U.S. Bankruptcy Court confirms plan of reorganization for Combustion Engineering

Zurich, Switzerland, December 19, 2005 — ABB said today the U.S. Bankruptcy Court in Pittsburgh, Pennsylvania has issued an order confirming the revised plan of reorganization for Combustion Engineering (CE), an ABB subsidiary in the U.S and recommending the  affirmation of the plan to the District Court.

“We are very pleased with this decision. The court ruling is a further vital step towards a final resolution of the asbestos issue.” said Fred Kindle, ABB President and CEO.

The Bankruptcy Court’s confirmation and recommendation for affirmation to the District Court follows a vote by asbestos claimants, which was completed in September 2005, in which they overwhelmingly approved the plan of reorganization, and a confirmation hearing by the Bankruptcy Court at which all objections to the plan were withdrawn. The parties have ten days in which to appeal against the judge’s order.

The plan’s channelling injunction, which will protect ABB and its subsidiaries against current and future claims, still has to be affirmed by the District Court. ABB expects the District Court hearing to be held soon. If the District Court approves the plan, there will be a 30-day appeals period. If no appeals are lodged, the plan is final.

Under the plan, ABB has committed $1.43 billion for a trust fund for claims against CE.

The ABB Lummus Global pre-packaged plan of reorganization, which received a 96 percent favourable vote in a pre-filing solicitation, is still pending.

For more information please contact:
ABB Media Relations, Zurich:	Investor Relations:
Thomas Schmidt, Wolfram Eberhardt	Switzerland: Tel. +41 43 317 3804
Tel: +41 43 317 6568	Sweden: Tel. +46 21 325 719
Fax: +41 43 317 7958	USA: Tel. +1 203 750 7743
media.relations@ch.abb.com	investor.relations@ch.abb.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABB LTD

Date: December 20, 2005	By:	/s/ HANS ENHOERNING
	Name:	Hans Enhoerning
	Title:	Group Vice President and
Assistant General Counsel

	By:	/s/ RICHARD A. BROWN
	Name:	Richard A. Brown
	Title:	Group Vice President and
Assistant General Counsel